NEWS RELEASE
For Immediate Release	Contact: Raymond Brandstrom
November 15, 2004	Chief Financial Officer
(206) 298-2909

EMERITUS DELAYS RELEASE OF THIRD QUARTER FINANCIAL RESULTS

SEATTLE, WA, November 15, 2004 -- Emeritus Assisted Living (AMEX: ESC) (Emeritus Corporation), a national provider of assisted living and related services to senior citizens, today announced it will delay reporting its third quarter 2004 financial results, including its quarterly filing with the Securities and Exchange Commission (SEC) on form 10-Q. The Company today, Monday November 15, 2004, has filed with the SEC form 12b-25 for a 5-day extension. The Company announced on November 5, 2004, that it will restate its 2003 and 2004 earnings. The restatement corrects a single transaction the Company booked as a sale-leaseback in 2003 to reflect the transaction as a re-finance under Financial Accounting Standard No. 98 Accounting for Leases, and its various interpretations. The Company currently expects the restatements to decrease net income to common shareholders by approximately $470,000 in 2003, increase net loss to shareholders by $310,000 in Quarter 1, 2004, and decrease net loss to shareholders by approximately $10,000 in Quarter 2, 2004. The restatement will have no impact on the Company’s cash flow in any restatement period. The details of the restatement can be viewed in the Company’s 8-K SEC filing dated November 8, 2004. The Company continues to work with its independent auditors to complete the review of all related issues to the restatement. Once this review is complete, the Company will issue its third quarter earnings and file all related SEC documents for the restatement periods and the third quarter.

ABOUT THE COMPANY

Emeritus Assisted Living is a national provider of assisted living and related services to seniors. Emeritus is one of the largest operators of freestanding assisted living communities throughout the United States. These communities provide residential housing alternatives for senior citizens who need help with the activities of daily living with an emphasis on assistance with personal care services to provide residents with an opportunity for support in the aging process. Emeritus currently holds interests in 181 communities representing capacity for approximately 18,400 residents in 34 states. Emeritus’s common stock is traded on the American Stock Exchange under the symbol ESC, and its home page can be found on the Internet at www.emeritus.com.

“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995: A number of the matters and subject areas discussed in this report that are not historical or current facts deal with potential future circumstances, operations, and prospects. The discussion of such matters and subject areas is qualified by the inherent risks and uncertainties surrounding future expectations generally, and also may materially differ from our actual future experience as a result of such factors as: the effects of competition and economic conditions on the occupancy levels in our communities; our ability under current market conditions to maintain and increase our resident charges in accordance with rate enhancement programs without adversely affecting occupancy levels; increases in interest rates that would increase costs as a result of variable rate debt; our ability to control community operation expenses, including insurance and utility costs, without adversely affecting the level of occupancy and the level of resident charges; our ability to generate cash flow sufficient to service our debt and other fixed payment requirements; our ability to find sources of financing and capital on satisfactory terms to meet our cash requirements to the extent that they are not met by operations; and our continued management of five communities that are subject to a short term contract. We have attempted to identify, in context, certain of the factors that we currently believe may cause actual future experience and results to differ from our current expectations regarding the relevant matter or subject area. These and other risks and uncertainties are detailed in our reports filed with the Securities and Exchange Commission (SEC), including our Annual Reports on Form 10-K and Quarterly Reports Form 10-Q.